



Albert P. Dupont, LLC
Small Business Bond™

Bond Terms:

Bond Yield: 9.00%

Target Raise Amount: $50,000

Offering End Date: September 19, 2022

Repayment Period: 4 years (48 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Albert P. Dupont, LLC

Founded: March 26, 2020

Address: 950 Main Ave SW, Unit E724
Washington, DC 20024

Industry: Consulting

Employees: 1

Website: https://www.traxmethod.com

Use of Funds Allocation:

If the maximum raise is met:

$25,000 (50.00%) – of the proceeds will go towards research & development
$12,500 (25.00%) – of the proceeds will go towards working capital
$12,500 (25.00%) – of the proceeds will go towards marketing

Social:

Instagram: 221 Followers





Business Metrics:

	FY20	FY21	YTD 5/31/2022
Total Assets	$28,499	$52,951	$48,102
Cash & Cash Equivalents	$28,499	$24,055	$38,665
Accounts Receivable	$0	$28,896	$9,438
Short-term Debt	$0	$25	$68
Long-term Debt	$0	$12,000	$65,500
Revenue	$55,494	$211,631	$95,687
Cost of Goods Sold	$0	$0	$0
Taxes	$0	$0	$0
Net Income	$45,539	$110,088	-$15,844

Recognition:

Albert P. Dupont, LLC (DBA TraxMethod) offers strategic planning services to help organizations achieve success by working with key leaders to align organizational behaviors with strategic goals. They help optimize organizational performance by ensuring their customers are not only doing things right but doing the right things. Their strategic planning services help teams assess where the organization is now, where it wants to go, and how it will get there.

About:

Albert P. DuPont, LLC's CEO, Dr. Albert P. DuPont, has 30 years in the field of education and is certified to facilitate, speak, train, and coach individuals and groups in the areas of leadership development, professional skills, and personal growth. Trained and mentored by John Maxwell and mentors of his faculty, Dr. DuPont has spent the past two decade studying the impact of leadership and personal development on individuals and organizations**.**

For more information, contact our Customer Support Team at support@thesmbx.com

